Exhibit 99.1

AltaGas family of companies commits $1 million in emergency assistance to support our communities during the COVID-19 pandemic

•                  Financial assistance will be distributed to partner organizations on the frontlines supporting local communities addressing the health crisis

•                  AltaGas operates in Alberta and British Columbia in Canada and in five U.S. States and the District of Columbia through its Washington Gas Light, SEMCO and ENSTAR utilities companies

Calgary, Alberta (April 1, 2020)

AltaGas Ltd. (AltaGas) (TSX: ALA) today announced it will donate $1,000,000 to help community partners in its operating regions respond to the COVID-19 pandemic.

The assistance funds, provided by AltaGas, will be distributed to partner organizations on the frontlines supporting local communities and providing critical support to our health care workers addressing the health crisis.

CEO MESSAGE

“As a company with over 2,800 employees across North America, we have responded to numerous crises over the years, and we take great pride in the essential role that we play in the lives of our customers, neighbors and our communities, where many of our employees reside. This unprecedented health crisis is having an immediate and significant impact on many people in the communities we serve. We are committed to doing everything we can to support the communities and those on the frontlines during this unsettled and difficult time,” said Randy Crawford, President and Chief Executive Officer.

“We will be there for our communities throughout this crisis because we are all in this together. When it ultimately ends, we will all move forward together and be stronger than ever.”

About AltaGas

AltaGas is a leading North American energy infrastructure company with a focus on regulated Utilities, Midstream and Power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investor Inquiries: 1-877-691-7199 investor.relations@altagas.ca	Media Inquiries: 1-403-312-0294 media.relations@altagas.ca

This news release contains forward-looking information (forward-looking statements). Words such “will”, “continue” and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, anticipated donations and business actions. Specifically, such forward-looking statements in this document include, but are not limited to, statements with respect to the company’s donation to its community partners and the COVID-19 pandemic. AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

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